OD
5/30/13

[redacted]

SECURI 13025175)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2012 (MM/DD/YY) AND ENDING March 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Portfolio Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2205 York Road, Suite 203
(No. and Street)

Timomium (City) MD (State) 20193 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick V. Dyer 410-667-4575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smyth & Ward, P.A.
(Name – *if individual, state last, first, middle name*)

Executive Plaza III, Suite LL5 (Address) Hunt Valley (City) MD (State) 21031 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
6/5/13

OATH OR AFFIRMATION

I, Patrick V. Dyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Portfolio Management, Inc., as of March 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patrick V. Dyer
Signature

President
Title

Mary Patricia Delker Meisel my commission expires 2/3/14
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL PORTFOLIO MANAGEMENT, INC.

CAPITAL PORTFOLIO MANAGEMENT, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

For the year ended March 31, 2013

CAPITAL PORTFOLIO MANAGEMENT, INC.

Table of Contents

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III – Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditor's Report

Board of Directors
Capital Portfolio Management, Inc.

We have audited the accompanying statement of financial condition of Capital Portfolio Management Inc. as of March 31, 2013 and related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management is responsible for the fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Portfolio Management, Inc. as of March 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information presented in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements taken as a whole.

Smyth & Ward P.A.

Hunt Valley, Maryland
May 17, 2013

CAPITAL PORTFOLIO MANAGEMENT, INC.
Statement of Financial Condition
March 31, 2013

Assets	
Current Assets	
Cash	$ 29,951
Deposits with clearing organizations	50,000
Marketable securities	15,281
Commissions receivable	21,169
Employee advance	129,197
Total current assets	245,598
Furniture and equipment (at cost, less accumulated depreciation of $27,839)	320
Rental security deposit	3,050
Total assets	$ 248,968
Liabilities and stockholders' equity	
Liabilities	
Accounts payable and accrued expenses	$ 23,670
Total liabilities	23,670
Stockholders' Equity	
Nonconvertible preferred stock, $1 par value, 100,000 shares authorized; 97,600 shares issued	488,000
Common stock, $1.00 par value, 200,000 shares authorized; 25,000 shares issued	25,000
Retained deficit	(287,702)
Total stockholders' equity	225,298
Total liabilities and stockholders' equity	$ 248,968

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
Statement of Income
For the Year Ended March 31, 2013

Revenues	
Commissions	$ 932,969
Principal transactions	1,782
Interest	4,640
Other income	9,800
Total revenues	949,191
Expenses	
Compensation and benefits	782,217
Floor brokerage and clearing fees	63,985
Communications	4,736
Occupancy and equipment rental	42,302
Other	47,589
Total expenses	940,829
Income before income taxes	8,362
Provision for income taxes	----
Net income	$ 8,362

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2013

	Capital Stock Preferred	Capital Stock Common	Retained Deficit	Total
Balance March 31, 2012	$ 488,000	$ 22,000	$ (259,394)	$ 250,606
Net income	----	----	8,362	8,362
Sale of common stock	----	3,000	----	3,000
Dividends paid on preferred stock	----	----	(36,670)	(36,670)
Balance March 31, 2013	$ 488,000	$ 25,000	$ (287,702)	$ 225,298

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
Statement of Cash Flows
For the Year Ended March 31, 2013

Cash flows from operating activities:	
Net income	$ 8,362
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,392
Increase in marketable securities	(1,340)
Decrease in commissions receivable	15,884
Decrease in employee advances	44,315
Decrease in accounts payable and accrued expenses	(9,663)
Decrease in income taxes payable	(10,767)
Net cash provided by operating activities	48,183
Cash flows from financing activities:	
Dividends paid on preferred stock	(36,670)
Issuance of common stock	3,000
Net cash used in financing activities	(33,670)
Net increase in cash	14,513
Cash, beginning of year	15,438
Cash, end of year	$ 29,951

Supplemental Cash Flow Information	
Cash payments for:	
Interest	$ 310
Federal and state income taxes	$ 10,767

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
Notes to Financial Statements
March 31, 2013

1. Operations of the Company

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in Maryland on August 14, 1991.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises of services including principal transactions and agency transactions.

The Company forwards all securities transactions to its clearing broker, J.P. Morgan Clearing Corp., which carries and clears such transactions for the Company on a fully disclosed basis.

The Statement of Financial Condition was prepared in accordance with generally accepted accounting principles which require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies

A. Security Transactions

Commission revenue and expenses are recorded on a settlement date basis which does not differ materially from a trade date basis.

B. Marketable Securities

Marketable securities, which consist of corporate stocks and options, are recorded at market value and the resulting difference between cost and market is included in income.

C. Office Equipment

Office equipment is recorded at cost - $28,159, net of accumulated depreciation of $27,839 at March 31, 2013. Depreciation of office equipment is determined by use of an accelerated method over the estimated useful life of the asset.

D. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as cash in checking accounts and brokerage accounts. It does not include money market investments or security deposits held as cash.

E. Employee Benefits

Compensated absences are generally taken as earned and do not represent a material amount. Accordingly, the Company has not accrued compensated absences.

F. Allowance for Bad Debts

The Company uses the direct write-off method for bad debts. Receivables are charged against income when management determines them to be uncollectible. Potential uncollectible receivables at year end are considered immaterial and therefore, no allowance for doubtful accounts has been established.

3. Fair Values of Assets and Liabilities

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Assets and Liabilities Recorded at Fair Value

The Company's assets recorded at fair value include certain securities owned and available for sale. The Company uses prices obtained from an independent Clearing Firm to measure the fair value of certain investment securities. The Company validates prices received from the Clearing Firm using various methods including comparison to quoted market prices, where available, and review of other relevant market data including implied yields of major categories of securities. The Company does not adjust the prices received from the independent Clearing Firm unless such prices are inconsistent with FASB ASC 820 and result in a material difference in the recorded amounts. At March 31, 2013, the Company did not adjust prices received from the independent Clearing Firm. Liabilities are recorded at amounts that approximate fair value except as noted below.

The following table presents the Company's fair value hierarchy as of March 31, 2013 for assets and liabilities measured at fair value:

	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Securities available for sale	$ 15,281	-------	-------	$ 15,281
Total assets at fair value	$ 15,281	-------	-------	$ 15,281
Liabilities				
Total liabilities at fair value	-------	-------	-------	-------

4. Retirement Plan

The Company offers a Simple IRA retirement plan for its employees. Each participating employee is permitted to contribute a portion of his compensation to the Plan. Within Plan limits, the Company is required to contribute on behalf of each eligible participant a matching percentage of the participant's salary. The Company funded $ 4,000 to the Plan for the year ended March 31, 2013.

5. Income Taxes

The Company prepares its tax return on a cash basis. For the year ended March 31, 2013, the Company had a tax loss of $8,734 which they elected to carry forward to offset earnings in future years. The net operating loss carryforward will expire in 2032. There is a minimal difference between the income tax computed using the cash basis versus the accrual basis for future years, therefore, there is no deferred tax accrual as of March 31, 2013.

The Company is no longer subject to income tax examination for any years earlier than 2009 for federal and state purposes.

6. Lease Commitments

The Company leases its office space under a five year lease that expires in 2017. At March 31, 2013, the aggregate future minimum commitment under the lease is as follows:

Year Ended March 31,	
2014	$ 37,850
2015	38,661
2016	39,492
2017	37,859
Total	$ 153,862

The Company can terminate the lease after three years, subject to a $6,000 early termination fee.

7. Credit Risk

In the normal course of business, the Company's securities activities through its correspondent broker involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, bank depositories, or clearing organizations are unable to fulfill contractual obligations.

In accordance with industry practice, the Company records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. The risk of loss on the trade date transactions is identical to the risk inherent in settlement date transactions and relates to the customer's or broker's and dealer's inability to meet the terms of their contracts.

7. Credit Risk – continued

The Company does not have any significant concentration in the value of business with a particular customer, group of customer or product.

The Company has concentrated its credit risk by maintaining deposits in M&T Bank and its clearing broker, J.P. Morgan Clearing Corp. The deposits in M&T Bank may at times exceed amounts covered by the insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The deposits in the clearing broker may at times exceed amounts covered by insurance provided by the Securities Investment Protection Corporation (SIPC).

The Company has not experienced a loss in such accounts and believes it is not exposed by any significant credit risk to cash.

8. Related Party Transactions

Over the years, the Company has made advances to its sole common stockholder. This advance is payable on demand and bears no interest. The balance as of March 31, 2013 was $129,197.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires that "aggregate indebtedness" shall not exceed 15 times "net capital" as these terms are defined by the Rule.

As of March 31, 2013, the Company's net capital was $88,539, which exceeded the capital requirements of $50,000 by $38,539, and its net capital ratio was .27 to 1.

10. Subsequent Events

The Company has evaluated events and transactions for subsequent events that would impact the financial statements for the year ending March 31 through May 17, 2013, the date the financial statements were available to be issued. There are no subsequent events that require recognition or disclosure in the financial statements.

CAPITAL PORTFOLIO MANAGEMENT, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
As of March 31, 2013

NET CAPITAL		
Total stockholders' equity		$225,298
Deduct: Stockholder's equity not allowable for net capital		---
Total stockholders' equity qualified for net capital		225,298
Deductions and/or charges:		
Total non-allowable assets		132,813
Net capital before haircuts on securities positions		92,485
Haircuts on securities:		
Trading and investment securities:		
Stocks and warrants	$ 1,583	
Other securities	2,363	
Undue concentration	----	3,946
Net Capital		$ 88,539

CAPITAL PORTFOLIO MANAGEMENT, INC.
Schedule I – continued

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
As of March 31, 2013

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Account payable and accrued expenses	$ 23,670
Total aggregate indebtedness	$ 23,670

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 50,000
Excess net capital	$ 38,539
Net capital less 120% of minimum net capital required	$ 28,539
Ration: Aggregate indebtedness to net capital	.27 to 1

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

We conclude that there are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the company and included in its unaudited Part II Focus Report filing as of the same date.

CAPITAL PORTFOLIO MANAGEMENT, INC.
Schedule II

Reconciliation Between Audited and Unaudited
Statements of Financial Condition
March 31, 2013

There were no material differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited FOCUS Report filed as of March 31, 2013.

CAPITAL PORTFOLIO MANAGEMENT, INC.
Schedule III

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
March 31, 2013

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k (2) (ii).

CAPITAL PORTFOLIO MANAGEMENT, INC.
Schedule IV

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
March 31, 2013

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k (2) (ii)

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III – Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditor's Report on
Internal Accounting Control
Required by SEC Rule 17a-5(g)(1)

Board of Directors
Capital Portfolio Management, Inc.

In planning and performing our audit of the financial statements of Capital Portfolio Management, Inc., as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1)of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 f Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and exess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hunt Valley, Maryland
May 17, 2013

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III – Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

To the Board of Directors of Capital Portfolio Management, Inc.
2205 York Road, Suite 203
Timonium, MD 21093

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2013, which were agreed to by Capital Portfolio Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital Portfolio Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Portfolio Management, Inc.'s management is responsible for the Capital Portfolio Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2013, noting no differences;
3. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Smyth & Ward P.A.

Hunt Valley, Maryland
May 17, 2013